

December 29, 2011

Mr. Joel M. Wine
Chief Financial Officer
Alexander & Baldwin, Inc.
822 Bishop Street
Honolulu, Hawaii 96813

> **Re:** **Alexander & Baldwin, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-34187**

Dear Mr. Wine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis, page 33

1. We note from the description of your business that you own 17 vessels. Please revise the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

Item 8. Financial Statements, page 55

Note 5 – Property, page 73

2. In light of the age of your vessels, please expand the table in Note 5 to include the net book value of each of your major asset classes.

Note 7 – Notes Payable and Long Term Debt, page 74

3. We note from your disclosure here that your revolving credit facility agreements contain certain restrictive covenants, including covenants related to minimum unencumbered property investment values. In your response, please discuss each debt covenant related to the fair value and/or carrying value of assets. Your discussion should define each covenant, the credit facility to which it relates, and the calculation of the covenant as of the last date calculated.

4. Please clarify your disclosure regarding the amount of assets pledged to secure your indebtedness. See Rule 4-08(b) of Regulation S-X. In this regard, consider disclosing separately the amount of assets pledged with respect to your operations within the transportation, real estate and agribusiness industries.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief